Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in millions)

Three Months Ended March 31, 2016
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$86
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	15

Total Fixed Charges	$108

Earnings:
Income Before Income Taxes	$435
Fixed Charges, Excluding Preferred Stock Dividends	93

Total Earnings	$528

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	4.89x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$135
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	15

Total Fixed Charges	$157

Earnings:

Income Before Income Taxes	$435
Fixed Charges, Excluding Preferred Stock Dividends	142

Total Earnings	$577

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	3.68x